DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/22/2005


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

115,600

8. SHARED VOTING POWER

17,500

9. SOLE DISPOSITIVE POWER

540,200
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

540,200

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.44%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


This statement constitutes amendment No.2 to the Schedule 13D filed on September 23, 2005. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
The reporting persons have sent the attached letter (Exhibit 1) to SQF. The reporting persons have submitted a shareholder proposal and have also given notice of their intent to nominate directors.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the semi-annual report filed on 6/30/05 there were 4,720,353 shares of SQF outstanding as of 4/30/05. The percentage set forth in item 5a was derived using such number.

 a) Mr. Goldstein is deemed to be the beneficial owner of 540,200 shares of SQF or 11.44% of the outstanding shares.

  b)   Power to dispose of securities resides solely with Mr.
Goldstein for 540,200 shares. Power to vote securities resides solely with Mr. Goldstein for 115,600 shares and jointly for 17,500 shares.

  c) During the past 60 days the following shares of SQF were purchased (unless previously reported)(there were no sales):

11/23/05    3000 @ 12.46
11/16/05    2000 @ 12.43
11/16/05    1200 @ 12.4299
10/24/05    1100 @ 12.32
10/17/05    3000 @ 12.38
10/17/05    1500 @ 12.25
10/6/05     1400 @ 12.52
10/6/05     2500 @ 12.52
10/5/05     5000 @ 12.5


  d) Beneficiaries of accounts managed by Mr. Goldstein are entitled to receive any dividends or sales proceeds.

  e)   NA

Item 7 is amended a follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Letter to SQF.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/22/05

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: Andrew Dakos


Exhibit 1. Letter to SQF


           60 Heritage Drive, Pleasantville, NY 10570
    (914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net

                                   November 22, 2005

Brian T. Zino, President and Director
Frank J. Nasta, Corporate Secretary
Seligman Quality Municipal Fund, Inc.
100 Park Avenue
New York, NY 10007

Dear Messrs. Zino and Nasta:
On September 19, 2005, we sent a letter to the board of directors of Seligman Quality Municipal Fund, Inc. (the "Fund") stating that we would submit a proposal at the Fund's 2006 shareholder meeting recommending that the board take action to open-end the Fund. We did not ask the board to support open-ending but merely to agree to abide by the will of the shareholders.
Based on our reading of the Fund's 8-K filing of November 17, 2005, the board has not only determined to oppose our open-ending proposal (which is its right) but refused to agree to abide by a shareholder vote. More troubling is that the board has reacted to our request by adopting new bylaws whose primary purpose appears to be to make it more difficult for shareholders to elect directors of their choice.1 For example, whereas before we sent our September 19th letter, a plurality of the votes cast at a meeting was required to approve the election of a nominee, now "each director shall be elected by the affirmative vote of the holders of a majority of the votes entitled to be cast thereon." The Fund's counsel knows that it is virtually impossible for any nominee to obtain that vote in a contested election. Moreover, under Maryland law, if no directors are elected for two consecutive years, any shareholder can sue to have the Fund involuntarily dissolved. If the Fund's counsel did not advise the board of these facts, it is guilty of malpractice.
These impediments to shareholder democracy were obviously generated by the Fund's counsel who has apparently taken a partisan role on behalf of incumbent directors faced with a potential proxy challenge. In Shaker v. Foxby, a Maryland court recently determined that "Maryland law provides the same protection to shareholder voting rights that obtains in Delaware." The bedrock principle articulated in Blasius Industries, Inc. v. Atlas Corp. and endorsed by many courts is that, unless it has a compelling justification, a board breaches its fiduciary duty when it takes an action for the primary purpose of interfering with the effectiveness of a shareholder vote,. The Blasius court also noted that such a breach could be inadvertent. The board may not have been aware of this principle but the Fund's counsel should know better. It owes its loyalty solely to the Fund as a whole and not to any particular directors, officers, employees or other constituents in a situation where, as here, it is apparent that the Fund's interests are adverse to those of the constituents with whom the lawyer is dealing. This partisan stance of the Fund's counsel may therefore become a subject of litigation.
In any event, because the board has inexplicably refused to agree to abide by a shareholder vote, we have no choice but to seek to
elect directors willing to make that commitment.   Based on our
analysis of the Fund's current shareholder base, we are pretty sure that if the Fund's discount does not narrow significantly, it will ultimately be open-ended. If we are correct, should the board allow the Fund's assets to be drained to pay lawyers and proxy solicitors to delay the inevitable? Would it not be preferable to avoid a costly and disruptive proxy contest and costly and time-consuming litigation? We would like to meet with management in order to seek an amicable resolution of this matter. Surely there must be a better way to resolve it than by transferring massive sums of money from shareholders to lawyers and proxy solicitors. Please contact me directly to schedule a meeting.
We think the onerous new advance notice requirements are illegal because their primary purpose is to disadvantage a potential challenger by (1) imposing inequitable requirements upon the challenger and (2) vesting in the incumbents the power to determine whether the challenger has met them. These tactics are reminiscent of those employed by petty tyrants like Fidel Castro or Sadaam Hussein to stifle dissent. Despite this, we shall attempt to comply in good faith with the bylaws.

Since our shares our held in street name, we are providing the information herein for the board's review. If you require it, we can submit a letter from Cede & Co., the nominee of The Depository Trust Company ("DTC"), which is the record holder of our shares verifying our beneficial ownership. We don't think that should be necessary in light of our 13D filings but please notify us as soon as possible if you want such a letter or believe this advance notice is deficient in any manner so that we can promptly cure any such deficiency. We will also include this letter in a Schedule 13D filing.

Pursuant to rule 14a-8 of the Securities Exchange Act of 1934 Opportunity Partners L.P. hereby submits the following open-ending proposal and supporting statement for inclusion in management's proxy materials for the 2006 annual meeting which we intend to attend either in person or by proxy. Opportunity Partners has beneficially owned shares of the Fund valued at more than $2,000 continuously for more than one year and has not sold any shares since our schedule 13D filing of October 4, 2005. If, for any reason, our proposal is omitted from management's proxy materials, we intend to present it for a shareholder vote pursuant to Section 10(a) of Article II of the Fund's bylaws.

RESOLVED: The shareholders request that the Board of Directors promptly take the steps necessary to open end the Fund.

                         Supporting Statement

The Fund has traded at a double-digit discount to its net asset value ("NAV") for a long time. As of November 17, 2005 the discount stood at 10.66%. That means that a shareholder wishing to sell his or her shares of the Fund at the close of business on November 17, 2005 would have to accept $12.41, or $1.48 per share less than the NAV of $13.89. Open-ending the Fund means a higher stock price for every shareholder. If you would like to see the Fund's discount eliminated, please vote in favor of this proposal.

In addition, pursuant to Section 10(a) of Article II of the Fund's bylaws, we hereby give notice of our intent to nominate the following persons as directors:

Phillip Goldstein (born 1945); 60 Heritage Drive, Pleasantville, NY 10570 - Mr. Goldstein is a self-employed investment advisor and a principal of the general partner of three investment partnerships in the Bulldog Investors group of funds, Opportunity Partners L.P., Opportunity Income Plus Fund L.P., and Full Value Partners L.P. He has been a director of the Mexico Income and Equity Fund since 2000, Brantley Capital Corporation since 2001, the Emerging Markets Telecommunications Fund since 2005 and the First Israel Fund since 2005.

Gerald Hellerman (born 1937); 10965 Eight Bells Lane, Columbia, MD 21044 - Mr. Hellerman is the managing director of Hellerman Associates, a financial and corporate consulting firm. He has been a director of the Mexico Income and Equity Fund since 2001, Brantley Capital Corporation since 2003, MVC Capital, Inc. since 2003 and AirNet Systems, Inc since 2005.

Rajeev Das (born 1968); 68 Lafayette Ave., Dumont, NJ 07628 - Mr. Das is the CFO and a Senior Analyst for Kimball & Winthrop, Inc, the general partner and investment advisor for Opportunity Partners L.P. and is a principal of the general partner and investment advisor to Opportunity Income Plus Fund L.P. He has been a director of the Mexico Income and Equity Fund since 2001 and Brantley Capital Corporation since 2005.

Andrew Dakos (born 1966); 43 Waterford Drive, Montville, NJ 07045
- Mr. Dakos is President and CEO of Uvitek Printing Ink, Inc., an ink and coating manufacturing company; Managing Member of the general partner of Full Value Partners L.P., and President of Elmhurst Capital, Inc. an investment advisory firm. He has been a director of the Mexico Income and Equity Fund since 2001 and Brantley Capital Corporation since 2005.

Other than as set forth above and in our 13D filings, which are hereby incorporated by reference, none of the above nominees are interested persons of the Fund nor do they personally own any shares. The required consents of the nominees are enclosed. Currently, my wife and I jointly beneficially own 17,500 common shares which we acquired between July 26, 2005 and November 16, 2005. Opportunity Partners initially purchased shares more than two years ago. Its most recent purchase was 3,000 shares on November 18, 2005 and it now owns 115,600 shares. To the best of my knowledge, "the investment intent" associated with the acquisitions of any shares by any "Stockholder Associated Person" was to earn a profit on each such acquisition.

In addition, we intend to submit the following proposal for a shareholder vote:

To comply with sections 18(i), 2(a)(42), 16(a), 1(b)(2), 1(b)(3)
and 36 of the Investment Company Act of 1940, effective as of
12:01 a.m. of the date of the      2006 annual meeting of
stockholders and notwithstanding any provision to the contrary of the Fund's Articles of Incorporation or its bylaws or of
Maryland law, (a) every stockholder of the Fund entitled to attend the annual meeting shall be entitled to nominate for director and to vote his or her shares for the election of any person or persons of his or her choice, (b) no director or
officer of the Fund      shall take any action whose primary
purpose is to impede or frustrate stockholders from nominating or voting their shares for such persons and (c) at a meeting at which a quorum is present, the persons receiving the most votes shall be declared elected as directors. Any action by any
director or officer or by the Fund's counsel      to subvert the
intent of this proposal shall be deemed to be a breach of fiduciary duty under section 36 of the Investment Company Act of 1940 and under Maryland law.

Finally, we reiterate that we would like to meet with management in order to try reach and amicable resolution and to avoid a proxy contest. Thank you.

                                   Very truly yours,


                                   Phillip Goldstein


_______________________________
1 The press release issued by the Fund on November 17, 2005 announcing the adoption of the new bylaws states: "The advance notice provision has been revised to permit the Fund's stockholders and directors to consider every stockholder proposal on an informed basis and in an organized fashion, taking into account all factors that they deem relevant, including the interests of all affected constituencies." This appears to be materially misleading because it omits to mention that primary purpose of the new bylaws is to impede a proxy contest. A board that issues a materially misleading press release and a lawyer that knowingly aids and abets that board by crafting a materially misleading press release are guilty of violating rule 10b-5 of the Securities Exchange Act of 1934.